FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: November 12, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 12,1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

News Release


For immediate release


Trading Symbol:   NCT      Contact: Robyn Matsumoto
                                    Corporate Affairs
Exchange Listings: Toronto          (416) 594-5308
                   Montreal
                   New York


Newcourt responds to request from Toronto Stock
             Exchange for comment


TORONTO, November 12, 1998  -- Newcourt Credit
Group (TSE: NCT; NYSE: NCT) today issued the following statement in response to a request from the Toronto Stock Exchange to comment on a speculative news report that appeared today.

"Newcourt will not comment on this rumor or speculation. The Company does not have any material news or information to disclose to the marketplace. As has always been the case, Newcourt continues to pursue a wide range of strategic alternatives to further consolidate and extend its competitive position. Should a material event occur, the Company would immediately and broadly disseminate such news to the markets."

Newcourt Credit Group is one of the world's leading sources of commercial and corporate asset-based financing with owned and managed assets of $34.4 billion (US$22.4 billion) and a global capability in 26 countries.